EXHIBIT 11

NORTHWEST NATURAL GAS COMPANY

Statement re: Computation of Per Share Earnings

(Unaudited)

	Three Months Ended March 31,
	2006	2005
Net income	$41,033	$39,887
Debenture interest less taxes	—	48

Net income - diluted	$41,033	$39,935

Average common shares outstanding - basic	27,584	27,578
Stock options	48	65
Convertible debentures	—	220

Average common shares outstanding - diluted	27,632	27,863

Earnings per share of common stock - basic	$1.49	$1.45

Earnings per share of common stock - diluted	$1.48	$1.43

For the three months ended March 31, 2006, 9,000 shares were excluded from the calculation of diluted earnings per share because the effect would have been antidilutive. For the three months ended March 31, 2005, no shares were excluded from the calculation of diluted earnings per share.